[redacted]

SECI 05038489 ISSION

BB 3/17*

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MATRIX USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 1440
(No. and Street)

New York, (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Buchanan (212) 809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York, (City) NY (State) 10271 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shari Popkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MATRIX USA, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

ANIA PEREZ
Notary Public - State of New York
No. 01PE6110226
Qualified in Bronx County
My Commission Expires May 24, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX U.S.A., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

MATRIX U.S.A., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 5

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To Unitholders of
Matrix U.S.A., LLC
500 Fifth Avenue
Suite 400
New York, NY 10110

We have audited the accompanying statement of financial condition of Matrix U.S.A., LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a unitholders' deficit that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix U.S.A., LLC as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Todman &Co., CPAs, P.C.

New York, New York
February 18, 2005

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MATRIX U.S.A., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 170,293
Commissions receivable	22,394
Due from broker	50,710
Securities owned:	
Marketable, at market value	3,027
Not readily marketable, at fair value	162,500
Prepaid expenses	17,039
Furniture and equipment (net of accumulated depreciation of $24,595)	11,728
Total assets	$ 437,691

LIABILITIES AND UNITHOLDERS' DEFICIT

Liabilities	
Accounts payable and accrued expenses	$ 109,954
Due to related party	6,666
Total liabilities	116,620
Subordinated borrowings	808,158
Unitholders' deficit	(487,087)
Total liabilities and unitholders' deficit	$ 437,691

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Matrix U.S.A., LLC, a limited liability company (the "Company"), was organized in the State of New York on November 21, 1994. The Company pursues private placement transactions and is a member of the National Association of Securities Dealers, Inc. ("NASD") and operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies

(a) Allocations of Net Income and Loss

Allocations of net income and loss are determined in accordance with the First Amendment to the Amended and Restated Operating Agreement of the Company.

(b) Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a settlement-date basis. Securities owned or sold, not yet purchased by the Company, are valued at market and the resulting unrealized gains or losses are reflected in income. There is no material difference between the trade date and the settlement date.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash equivalents consist of highly-liquid investments with original maturities of 90 days or less from the date of purchase.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents invested with major financial institutions and cash balances held with financial institutions, which at times exceed federally insurable limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

(e) Due from Broker

Due from broker consists of cash at the clearing broker.

(f) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

(g) Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the individual unitholders. Accordingly, no federal provision has been made.

(h) Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of company net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

Note 3 - Securities Owned

Securities owned, at market value, consists of marketable investment securities in corporate stocks at market value.

Securities owned, not readily marketable, at fair value consists of investment securities in corporate stocks and warrants at fair value as determined by management due mainly to resale restrictions and market liquidity.

Note 4 - Subordinated Borrowings

As of December 31, 2004, the Company has equity subordinated loans subject to claims of general creditors payable to a related party of its minority unitholder as follows:

Due September 30, 2006, interest at 6%	$ 50,000
Due July 31, 2007, interest at 6%	30,000
Due November 30, 2007, interest at 6%	150,000
Due March 5, 2006	180,000
Due May 25, 2006	100,000
Due July 31, 2006	100,000
Due July 31, 2006	100,000
Due January 30, 2008, interest at 6%	58,510
Due September 30, 2007, interest at 6%	39,648
	$ 808,158

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Note 4 - Subordinated Borrowings (Continued)

The subordinated borrowings have been approved by the NASD as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under the SEC Uniform Capital rule 15c3-1. Interest expense on subordinated borrowings was $47,866 for the year ended December 31, 2004.

Note 5 - Commitment

The Company occupied office space under a license agreement terminated on June 3, 2004 at $14,400 per month. Rent expense amounted to $73,635 for the period.

Effective June 1, 2004, the Company occupies office space and shares administrative resources and other services under a net revenue sharing agreement with a third party. The Company did not achieve sufficient monthly net revenues during the year ending December 31, 2004 requiring any payments.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $124,350, which was $116,575 in excess of its required net capital of $7,775.

Note 7 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

Note 8 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 - Going Concern

The Company incurred net losses during the last three years and, as of December 31, 2004, the Company's liabilities exceeded their total assets by $487,087. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on the related party of the unitholder renewing the subordinated borrowings that mature and continuing new capital infusion when needed.